EXHIBIT 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (Nos. 333-88049 and 333-124774) on Form S-8 of Kennametal Inc. of our report dated June 17, 2014, with respect to the statements of net assets available for benefits of the Kennametal Retirement Income Savings Plan as of December 31, 2013 and 2012, the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the supplemental schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 Annual Report on the Form 11-K of the Kennametal Retirement Income Savings Plan.

/s/ Schneider Downs & Co., Inc.
Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
June 17, 2014